PIKEVILLE NATIONAL CORPORATION
                SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

             Plan #006                      EIN # 61-1279994

                 Report on Audit of Financial Statements

                       and Supplemental Schedules

                  for the year ended December 31, 1996

Pikeville National Corporation Savings and Employee Stock Ownership Plan
Statement of Net Assets Available for Benefits with Fund Information
December 31, 1996


                             Participant Directed
                  Pikeville   Federated               Money
                    Stock        ARM      Equity      Market     Trust       Plan
                     Fund       Fund       Fund       Fund       Fund      Totals
     Assets

Investments, at
fair value
 Pikeville
  National
  Corporation
  Common Stock   $6,344,716   $        -  $       -  $       -  $4,371,829  $10,716,545

 U.S. Government
  Obligations
  and Mortgage
  Backed
  Securities              -    1,560,546          -          -           -    1,560,546
 Mutual Funds             -            -    887,676          -           -      887,676

 Common Stock             -            -  2,245,417          -           -    2,245,417
 Cash Equivalents   163,430       75,587     31,517  3,373,798     129,989    3,774,321

                  6,508,146    1,636,133  3,164,610  3,373,798   4,501,818   19,184,505

 Accrued interest
  and dividends
  receivable         51,802       16,641     18,142          -      35,702      122,287
 Participant
  withholding and
  employer
  contributions
  receivable             35           76         97          -         (4)          204

 Net Assets
  available for
  benefits       $6,559,983   $1,652,850 $3,182,849 $3,373,798  $4,537,516  $19,306,996


The accompanying notes are an integral part of the financial statements.

Pikeville National Corporation Savings and Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits with Fund
Information
December 31, 1996
                             Participant Directed
                   Pikeville    Federated              Money
                     Stock         ARM      Equity     Market       Trust        Plan
                     Fund         Fund       Fund       Fund         Fund       Totals

Additions to net
assets
attributed to:
 Investment
  income:
 Net appreciation
  (depreciation)
  in fair value of
  investments
  (Notes 2 and 3)  $1,216,109   $ (42,536)  $  476,456  $        -  $  808,943  $ 2,458,972
 Interest              12,429       92,209     (4,060)     173,945       7,258      281,781
 Dividends            180,499        7,743     100,610           -     123,969      412,821
                    1,409,037       57,416     573,006     173,945     940,170    3,153,574

 Contributions -
  participants        438,223      158,888     342,281     278,932           -    1,218,324
 Contributions -
  employer            189,718       67,599     145,542     122,296     718,294    1,243,449
 Other                      -        (824)           -           -       1,687          863

Total additions
 net                2,036,978      283,079   1,060,829     575,173   1,660,151    5,616,210

Interfund
 transfer, net         95,759      (6,851)     104,013   (192,921)           -            -

Deductions from
net assets
attributed to:
 Distributions
  paid to
  participants and
  beneficiaries
  (Note 2)          (226,270)    (188,471)   (386,664)   (386,134)   (219,235)  (1,406,774)

 Other                 22,397      (5,134)      15,331    (11,997)    (18,731)        1,866

Net increases
(decreases)         1,928,864       82,623     793,509    (15,879)   1,422,185    4,211,302

Net assets
available for
benefits at
beginning of
year                4,631,119    1,570,227   2,389,340   3,389,677   3,115,331   15,095,694

Net assets
available for
benefits at end
of year            $6,559,983   $1,652,850  $3,182,849  $3,373,798  $4,537,516  $19,306,996

The accompanying notes are an integral part of the financial statements.

Pikeville National Corporation Savings and Employee Stock Ownership Plan
Statement of Net Assets Available for Benefits with Fund Information
December 31, 1995
                           Participant Directed
                    Pikeville   Federated                 Money
                      Stock        ARM        Equity      Market       Trust        Plan
                       Fund        Fund        Fund        Fund         Fund       Totals
     Assets

Investments,  at
fair value
 Pikeville
  National
  Corporations
  Common Stock      $4,260,545  $        -    $        -  $        -   $2,982,480  $ 7,243,025
 Mutual Funds                -   1,518,849     1,465,316           -            -    2,984,165
 Pikeville
  National Equity
  Common Fund                -           -       683,659           -            -      683,659
 Cash Equivalents      310,186      39,422       227,022   3,345,477       81,274    4,003,381

                     4,570,731   1,558,271     2,375,997   3,345,477    3,063,754   14,914,230

 Accrued interest
  and dividends
  receivable            39,952       3,743           428      28,981       27,465      100,569
 Participant
  withholding and
  employer
  contributions
  receivable            20,436       8,213        12,915      15,219       24,112       80,895

Net Assets
 available for
 benefits           $4,631,119  $1,570,227    $2,389,340  $3,389,677   $3,115,331  $15,095,694

The accompanying notes are an integral part of the financial statements.

Pikeville National Corporation Savings and Employee Stock Ownership Plan
Statement  of  Changes in Net Assets Available for  Benefits  with  Fund
Information
December 31, 1995
                         Participant Directed
                   Pikeville      Federated              Money
                    Stock            ARM       Equity    Market       Trust          Plan
                    Fund             Fund       Fund      Fund         Fund         Totals
Additions to net
assets
attributed to:
 Investment
 income:
  Net appreciation
  (depreciation)
  in fair value of
  investments
  (Notes 2 and 3)  $(1,487,527)  $  119,954   $  462,562  $        -  $(1,080,978)  $(1,985,989)
  Interest               12,661       2,343        4,700     176,059         6,154       201,917
  Dividends             172,576      74,622       65,447           -        99,286       411,931
                    (1,302,290)     196,919      532,709     176,059     (975,538)   (1,372,141)
                                                                       )

 Contributions  -
  participants          439,007     147,417      241,384     276,303             -     1,104,111
 Contributions  -
  employer              192,182      67,495       96,330     133,505       615,237     1,104,749
 Other                        -      28,569        1,539           -             -        30,108

Total additions, net  (671,101)     440,400      871,962     585,867     (360,301)       866,827

Interfund
transfers, net        (336,803)    (49,690)      (8,073)     393,086         1,480             -

Deductions from
 net assets
 attributed to:
  Distributions
  participants and
  beneficiaries
  (Note 2)           2,542,771      259,162      162,484     556,009       330,407     3,850,833
Other                    4,797            -            -           -             -         4,797

Net Increases
(decreases)        (3,555,472)      131,548      701,405     422,944     (689,228)   (2,988,803)

Net Assets
available for
benefits at
beginning
of year              8,186,591    1,438,679    1,687,935   2,966,733     3,804,559    18,084,497

Net Assets
available for
benefits at end
of year             $4,631,119   $1,570,227   $2,389,340  $3,389,677    $3,115,331   $15,095,694

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

1.Description of Plan:

  The following brief description of the Pikeville National Corporation Savings and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General: The Plan is a defined contribution plan covering substantially all employees of Pikeville National Corporation (the Company), and all participating subsidiaries, which include Pikeville National Bank & Trust Company, First Security Bank & Trust Company, Commercial Bank (West Liberty), Commercial Bank (Middlesboro), The Woodford Bank and Trust Company, Farmers National Bank, The Exchange Bank of Kentucky, First American Bank, Farmers-Deposit Bank, Community Trust Bank, FSB, and Trust Company of Kentucky. The Plan was established, effective January 1, 1995, by the merger of the Pikeville National Corporation Restated Savings and Retirement Plan and the Pikeville National Corporation Employee Stock Ownership Plan. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Eligibility: An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve months of employment (of at least 1,000 hours service).

  Contributions: A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions. The maximum amount of voluntary contributions shall be the lesser of $9,500 (as adjusted for inflation) for 1996 or 12% of the participant's compensation for the plan year. The Company makes matching contributions equal to 50% of the first 8% of each participant's deferred compensation contributions for the plan year, up to a total of 4% of such participant's compensation. Each participating company may, at the discretion of each Board of Directors, contribute an additional percentage of covered employees' gross wages.

  In addition, each year the Company will contribute to the Plan an amount no less than 3% of the compensation of each participant. These contributions are non-participant directed and are made directly to the Trust Fund (see Note 3). During 1996 and 1995, the contribution percentage was 4%.

  With the permission of the Retirement Committee of the Plan, a participant may contribute rollover contributions received by such participant or to which a participant is entitled from another trust qualified under Section 401(a) and 501(a) of the Internal Revenue Code of 1986. Such rollover contributions are deposited in the participant's rollover account.

  Participants' Accounts: Each participant's account is credited with employer discretionary contributions, employee deferred compensation contributions and the related employer matching contribution. Earnings or losses on the investments are allocated in proportion to the participant's interest therein.

  Each participant is entitled to exercise voting rights attributable to the shares of Pikeville National Corporation common stock allocated to his or her account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised. The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant. The trustee votes shares for which no instructions have been given by a participant.

  Vesting: Vesting of an employee's interest is 100% in cases of normal retirement at age sixty-five, death or total disability. If a participant's employment ceases for any other reason, the full value of his account is payable to him if he has completed five or more years of service. A participant who has completed less than five years of service is entitled to the full value of his account less the value of the employer contributions.

  Payment of Benefits: Generally, participants' account balances will be distributed to the participant or his beneficiary in a single lump-sum.

  Concentration of Credit Risk: Plan assets are invested in various financial instruments that contain some degree of credit risk. The Plan does not maintain collateral or other security to support these investments.

  At December 31, 1996, approximately 20% of Plan assets are invested in money market securities of companies with strong credit ratings, 4% of Plan assets are invested in mutual funds, 12% in equity common fund which is administered by the Company, 8% in US Government obligations and mortgage backed securities, and 56% are invested in common stock of Pikeville National Corporation.

  At December 31, 1995, approximately 27% of Plan assets are invested in money market securities of companies with strong credit ratings. Approximately 20% of Plan assets are invested in mutual funds, 4% in an equity common fund which is administered by Pikeville National and approximately 49% are invested in common stock of the Pikeville National Corporation.

2.Summary of Significant Accounting Policies:

  Basis of Accounting: The accounting records of the Plan are maintained on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recognized on the trade date basis.

  Valuation of Investments: Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period. Investments in mutual equity and bond funds and common trust funds are valued at the most recent selling price. which is based on the current market value of the securities in the fund.

  Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Other: The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

3.Investments:

  All amounts contributed to the Plan at December 31, 1996 are held by the trustee, Trust Company of Kentucky, and are invested in five separate investment funds as described below. At December 31, 1995, Plan assets were held by PNC Bank, Kentucky, Inc.

  Participant Directed Funds:

     Stock  Fund:   The  Fund consists primarily of  Pikeville  National
     Corporation common stock.

     Federated ARM Fund: The Fund is primarily invested in adjustable rate mortgages, government securities and fixed income investments.

     Equity Fund: The Fund is primarily invested in three Mutual Funds and the Pikeville National Equity Common Fund with the primary investment objective to achieve increasing income and long-term appreciation of capital through the purchases of common stock and other equity investments.

     Money Market Fund: The Fund is primarily invested in short-term interest bearing money market accounts. The average maturity of the portfolio will usually be less than one year.

     Each participant must allocate the contributions made on their behalf and the balances in their account among the foregoing funds in increments of 10%. In the absence of an allocation, all of a participant's contributions will be invested in the Money Market Fund.

  Non-Participant Directed Fund:

     Trust  Fund:   The  Fund consists primarily of  Pikeville  National
     Corporation common stock.

  The fair value of individual investments that represent 5 percent or more of the Plan's net assets are as follows as of December 31, 1996:


                                          Fair Value
Pikeville  National Corporation
 Common Stock, 437,410 shares           $  10,716,545

Financial  Square  Governmental
 Fund                                   $   3,774,321


  The following table presents the fair value of the Plan's investments as of December 31, 1995. Investments that represent 5 percent or more of the plan's net assets are separately identified.

  Investments consisted of the following at December 31, 1995:

   Investments at Fair Value     Number of         Fair
               as                  Shares          Value
      Determined by Quoted      or Principal
          Market Price             Amount

  Common Stock:
   Pikeville National
    Corporation (1)               376,261         $  7,243,025 *
  Mutual Funds:
   Warburg Pincus Growth  and
    Income Fund                    48,409              745,044
   Mutual Beacon Fund              20,041              720,272
   Fidelity Government
    Securities Fund                76,438              777,374 *
   Dreyfus Short Interest
    Government Fund                66,800              741,475

                                                     2,984,165

   Pikeville National  Equity
    Common Fund (1)                47,019              683,659

   Cash Equivalents:
   Certificates of Deposit      1,515,300            1,515,300 *
   PNC Money Market Fund (1)    1,514,448            1,514,448 *
   Federal Home Loan Bank
    Discount Notes                746,611              746,611
   Compass Capital Money
    Market Fund                   227,022              227,022

                                                     4,003,381

   Total Investments                              $ 14,914,230

   (1)  Party-in-interest to the Plan
   * Denotes investments that represents 5% or more of the Plan's net assets.

4.Income Tax Status

  The Company has received a determination letter from the Internal Revenue Service dated April 14, 1996, substantiating that the Plan qualifies under Section 401 (a) of the Internal Revenue Code; as such the Plan is exempt from Federal income tax under Section 501 (a), and amounts contributed by the Company are not taxed to the employee until a distribution from the Plan is received. The plan administrator is not aware of any course of action or series of events that may have occurred that might adversely affect the plan's qualified status.

5.Plan Termination:

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

6.Party-In-Interest Transactions:

  Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan, investment of assets and trustee services are paid by the Company.

  The Plan held the following party-in-interest investments (at fair value) at December 31:


                                              1996            1995
    Pikeville National Corporation        $10,716,545    $ 7,243,025
    Pikeville National Equity Common Fund           -        683,659
    PNC Money Market Fund                           -      1,514,448


  During 1995, the Plan had following purchase, redemption and sale transactions with parties-in-interest.

Identity of      Description    Purchase    Selling      Cost     Net Gain
   Party         of Asset        Price       Price                or (Loss)

Pikeville
   National
   Corporation   Common Stock  $  870,777 $ 2,477,260 $1,684,854 $ 792,406
PNC Bank,        Employee
   Kentucky,     Benefit S/T
   Inc.          Investment
                 Fund           2,797,465   3,865,549  3,865,549
Pikeville        Pikeville
   National      National
   Bank and      Equity
   Trust         Common Fund
   Company                         50,681   1,114,679  1,037,127    77,552

7.Terminated Participants:

  Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $1,811,557 and $243,369 at December 31, 1996 and 1995, respectively.

Pikeville National Corporation Savings and Employee Stock Ownership Plan Plan #006 EIN #61-1279994
Form 5500
Item 27a - Schedule of Assets Held for Investment Purposes

                               Description of
  Identity of Issuer,            Investment,                      Current
  Borrower, Lessor or        Including Maturity        Cost       Value
    Similar Party         Date, Rate of Interest,
                           Par or Maturity Value

     United States
Government Obligations
  and Mortgage Backed
      Securities:

US Treasury Notes         $200, 000 principal
                          amount, 6% due October
                          15, 1999                  $  200,875  $  200,000

US Treasury Notes         $150,000 principal
                          amount, 5.125% due           150, 070    148,454
                          April 30, 1998

US Treasury Notes         $200,000 principal
                          amount, 5.75% due            202,250     194,000
                          August 15, 2003

US Treasury Notes         $200,000 principal
                          amount, 5.875% due           203,750     192,938
                          November 15, 2005

US Treasury Notes         $200,000 principal
                          amount, 5.625% due           202,250     196,376
                          November 30, 2000

US Treasury Bonds         $150,000 principal
                          amount,, 6% due              136,281     136,454
                          February 15, 2026

GNMA Pool #372327         $90,216.86 principal
                          amount, 6.5% due March        90,471      89,040
                          15, 2011

GNMA Pool #393835         $196,891.94 principal
                          amount 6.5% due              199,138     194,323
                          February 15, 2011

GNMA Pool # 399856        $202,081.71 principal
                          amount, 6.5% due             201,071     208,961
                          January 15, 2026

                                                     1,586,156   1,560,546


Mutual Funds:

Coventry Group Inc.       Equity Mutual Fund           214,289     230,766
Shelby FD                 17,581 units

T. Rowe Price             Equity Mutual Fund           342,824     380,300
                          27,189 units

Vanguard Index TR. 500    Equity Mutual Fund           275,000     276,610
Portfolio                 3,946 units

                                                       832,113     887,676

Cash Equivalents:

Financial Square          Money Market Fund          3,774,321   3,774,321
Government Fund

                                                     3,774,321   3,774,321

Pikeville National Corporation Savings and Employee Stock Ownership Plan Plan #006 EIN #61-1279994
Form 5500
Item 27a - Schedule of Assets Held for Investment Purposes (continued)

                               Description of
  Identity of Issuer,            Investment,                      Current
  Borrower, Lessor or        Including Maturity        Cost       Value
    Similar Party        Date, Rate of Interest,
                           Par or Maturity Value

Common Stocks:

Pikeville National        Common Stock, 437,410     7,904,339  10,716,545
Corporation  *            shares

AT&T Corporation          Common Stock, 1,325          49,329      57,472
                          shares

Abbott Labs               Common Stock, 400            15,640      20,300
                          shares

Allstate Corporation      Common Stock, 1,275          58,752      73,791
                          shares

American Intl. Group      Common Stock, 525            51,634      56,831
Inc.                      shares

Ameritech Corporation     Common Stock, 1,100          64,372      66,688
                          shares

AMP Inc.                  Common Stock, 125             4,606       4,797
                          shares

Banc One Corporation      Common Stock, 1,650          59,945      70,950
                          shares

Boeing Corporation        Common Stock, 150            13,703      15,975
                          shares

CPC Intl, Inc.            Common Stock, 75 shares       5,304       5,813

Carolina Power & Light    Common Stock, 1,700          63,461      62,050
Corporation               shares

Coca Cola Corporation     Common Stock, 1,300          63,804      68,413
                          shares

Compaq Compter            Common Stock, 925            52,568      68,797
Corporation               shares

Dayton Hudson             Common Stock, 350            11,541      13,738
Corporation               shares

Disney Walt Corporation   Common Stock, 750            43,950      52,313
                          shares

Dow Chemical              Common Stock, 350            29,053      29,391
Corporation               shares

Dupont ei De Nemours &    Common Stock, 725            59,704      68,241
Company                   shares

Entergy Corporation       Common Stock, 125             3,231       3,453
                          shares

Exxon Corporation         Common Stock, 1,350         110,104     132,300
                          shares

Federal National MTG.     Common Stock, 1,225          41,289      46,090
Association               shares

First Chicage NBD         Common Stock, 425            17,202      22,844
Corporation               shares

Pikeville National Corporation Savings and Employee Stock Ownership Plan Plan #006 EIN #61-1279994
Form 5500
Item 27a - Schedule of Assets Held for Investment Purposes (continued)

                               Description of
  Identity of Issuer,            Investment,                      Current
  Borrower, Lessor or        Including Maturity        Cost       Value
    Similar Party        Date, Rate of Interest,
                           Par or Maturity Value

Ford Motor Corporation    Common Stock, 1,125          37,637      36,281
                          shares

Gannett Inc.              Common Stock, 875            59,259      65,516
                          shares

General Electric          Common Stock, 700            51,333      69,213
Corporation               shares

Gillette Corporation      Common Stock, 200            12,620      15,550
                          shares

Hewlette Packard          Common Stock, 575            22,526      28,894
Corporation               shares

Home Depot Inc.           Common Stock, 200             8,745      10,025
                          shares

Illinois Tool Works       Common Stock, 75 shares       5,108       5,991
Inc.

Intel Corporation         Common Stock, 425            21,686      55,648
                          shares

International Paper       Common Stock, 1,525          60,153      61,763
Corporation               shares

Johnson & Johnson         Common Stock, 1,175          60,166      58,456
                          shares

Kimberly Clark            Common Stock, 375            29,100      35,719
Corporation               shares

Lucent Technologies       Common Stock, 429            23,628      19,841
                          shares

MCI Communications        Common Stock, 2,200          60,563      71,911
Corporation               shares

McDonalds Corporation     Common Stock, 350            16,791      15,881
                          shares

Medtronic Inc.            Common Stock, 100             5,310       6,800
                          shares

Merck & Company Inc.      Common Stock, 650            43,371      51,756
                          shares

Microsoft Corporation     Common Stock, 600            37,305      49,575
                          shares

Minnesota MNG & MFG.      Common Stock, 875            57,619      72,625
Corporation               shares

Mobil Corporation         Common Stock, 725            80,107      88,631
                          shares

Motorola Incorporation    Common Stock, 1, 075         61,630      65,844
                          shares

Norfolk Southern          Common Stock, 200            16,395      17,600
Corporation               shares

Nucor Corporation         Common Stock, 1,200          60,096      61,200
                          shares

Proctor & Gamble          Common Stock, 350            31,754      37,668
                          shares

SBC Communications Inc.   Common Stock, 450            22,601      23,343
                          shares

Schering Plough           Common Stock, 1,000          52,475      64,750
Corporation               shares

Pikeville National Corporation Savings and Employee Stock Ownership Plan Plan #006 EIN #61-1279994
Form 5500
Item 27a - Schedule of Assets Held for Investment Purposes (continued)

                               Description of
  Identity of Issuer,            Investment,                      Current
  Borrower, Lessor or        Including Maturity        Cost       Value
    Similar Party        Date, Rate of Interest,
                           Par or Maturity Value

Sears Roebuck & Company   Common Stock, 1,375          60,438      63,250
                          shares

3COM Corporation          Common Stock, 1,275          55,564      93,552
                          shares

Xerox Corporation         Common Stock, 1,100          59,212      57,887
                          shares

                                                    9,836,723  12,961,962


Total assets held for
investment purposes:                             $ 16,029,313 $19,184,50


*   Indicates a party in interest to the Plan.

Pikeville National Corporation Savings and Employee Stock Ownership Plan
Plan #006 EIN #61-1279994
Form 5500
Item 27d - Schedule of Reportable Transactions
for the year ended December 31, 1996
                                                                      Current
                                                Expense               Value of
Identity   Description                         Incurred     Cost of   Asset on   Net Gain
of Party       of        Purchase    Selling     with        Asset   Transaction   (Loss)
Involved     Assets        Price      Price    Transaction              Date
Goldman     Financial    $     -    $865,000    $    -      $865,000  $865,000   $      -
Sachs       Square
            Government
            Fund

Goldman     Financial
Sachs       Square             -     955,485         -       955,485   955,485          -
            Government
            Fund

Goldman     Financial
Sachs       Square             -   1,010,905         -     1,010,905 1,010,905          -
            Government
            Fund

Pikeville National Corporation Savings and Employee Stock Ownership Plan
Plan #006 EIN #61-1279994
Form 5500
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1996

                                                                         Current
                                               Expenses                 Value of
Identity   Description                         Incurred     Cost of     Asset on
of Party       of       Purchase     Selling     with        Asset     Transaction   Net Gain
Involved     Assets       Price       Price   Transaction                  Date       (Loss)
Goldman     Financial
Sachs       Square
            Government
            Fund       $     -    $10,823,029  $        -  $10,823,029   $10,823,029  $      -

Goldman     Financial
Sachs       Square
            Government
            Fund        7,908,235           -           -    7,908,235     7,908,235         -

Vanguard    Mutual
Index       Fund                -     545,559           -      515,287       545,559    30,272

Vanguard    Mutual
Index       Fund          790,287           -           -      790,287       790,287         -

Pikeville   Common
National    Stock
Corporation             1,328,994           -           -    1,328,994     1,328,994         -

US
Treasury
Notes                     935,046           -           -      935,046       935,046         -

US
Treasury
Notes                           -     241,913           -      244,092       244,092     2,179


There were no category 2 or 4
transactions during 1996.

                     Report of Independent Auditors



Pikeville National Corporation
  Retirement and Employee Benefits Committee


We have audited the accompanying statement of net assets available for benefits of the Pikeville National Corporation Savings and Employee Stock Ownership Plan as December 31, 1996 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pikeville National Corporation Savings and Employee Stock Ownership Plan at December 31, 1996 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the 1996 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 basic financial statements taken as a whole.

                                                    s/ Ernst & Young LLP
Columbus, Ohio
June 27, 1997

Report of Independent Accountants


Retirement and Employee Benefits Committee
Pikeville National Corporation
Pikeville, Kentucky

We have audited the statement of net assets available for benefits of the Pikeville National Corporation Savings and Employee Stock Ownership Plan as of December 31, 1995 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pikeville National Corporation Savings and Employee Stock Ownership Plan as of December 31, 1995 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Coopers & Lybrand L.L.P.
Lexington, Kentucky
June 20, 1996

                     CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement on Form S-8 of Pikeville National Corporation of our report dated June 27, 1997 with respect to the financial statements of the Pikeville National Corporation Savings and Employee Stock Ownership Plan included in this Annual Report on Form 11-K for the year ended December 31, 1996, as amended, included in this form 11-K/A.

                                                    s/ Ernst & Young LLP

Columbus, Ohio
September 5, 1997

              CONSENT OF INDEPENDENT ACCOUNTANTS



We   consent  to  the  incorporation  by  references  in   the
Registration Statement on Form S-8 of Pikeville National Corporation of our report dated June 20, 1996 on our audit of the net assets available for benefits of the Pikeville National Corporation Savings and Employee Stock Ownership Plan as of December 31, 1995 and the related statement of changes in net assets available for benefits for the year ended, which report is included in this Form 11-K/A for the year ended December 31, 1996.




Coopers & Lybrand L.L.P.
Lexington, Kentucky
September 5, 1997